Telecomm Sales Network, Inc.

116 Morlake Drive, Suite 201

Mooresville, North Carolina 28117

January 4, 2007

VIA EDGAR

United States Securities

& Exchange Commission

100 F Street N.E.

Washington, D.C.  20549-7010

Attention:  Pamela A. Long

Re:

Telecomm Sales Network, Inc.

Registration Statement on Form SB-2

SEC File No. 333-137479

Dear Ms. Long,

This is in reply to your letter of comment dated October 17, 2006, regarding Telecomm Sales Network, Inc.’s (“Telecomm”) Registration Statement on Form SB-2 identified above.  Marked copies of Amendment No. 1 to the Registration Statement on Form SB-2 (the “Amendment”) are being forwarded via overnight courier to you and to Al Pavot, Brigette Lippman and Lesli Sheppard of the Securities and Exchange Commission’s (the “SEC”) staff to facilitate their review of this filing.

In addition to responding to the SEC’s comments, the Amendment has been revised to include updated financial information from Telecomm’s fiscal quarter completed September 30, 2006.  The paragraph numbers below correspond to the numbered paragraphs in your comment letter and the page references are the same as set forth in your Letter of Comment.  The page references in our responses refer to the page number of the Amendment.  We do not repeat your comments but will try to respond to your expressed concerns.

Prospectus Summary, page 1

Comment No. 1.  Telecomm has amended the prospectus summary to include disclosure that it has received a going concern opinion from its auditors.  Please see page 2 of the Amendment.

Comment No. 2.  Telecomm has amended the prospectus summary to include a brief summary of the transactions in which the shares and the shares underlying warrants and options were issued.  Please see page 1 of the Amendment.

Comment No. 3.  Telecomm has amended the prospectus summary to disclose that it has asserted a claim against the shares held in escrow as a result of the EPA action.  The Company has not included a quantification of the dollar amount of the damages that it has incurred as it does not believe that the total amount of damages is ascertainable at this time.  Please see page 2 of the Amendment.

Comment No. 4.  Telecomm has amended the prospectus summary to include disclosure of MV Nanotech’s affiliation with Telecomm and with EnviroSystems.  Please see page 1 of the Amendment.

Comment No. 5.  Telecomm has amended the prospectus summary to include included a brief history of Telecomm from August 2004 to January 2006 with additional detail in the Business section.  Please see page 1 and page 16 of the Amendment.

Comment No. 6.  Pursuant to the terms of the Merger Agreement, Telecomm was to have received net proceeds of $7,200,000 from its January 2006 private offering.  The private offering raised an aggregate of $8,500,000 and after paying fees and expenses of the offering and the Merger, including amounts payable to a former shareholder of EnviroSystems, the net proceeds were $6,951,084, $248,916 less than the amount required under the Merger Agreement.  The parties to the Merger agreed and determined that the shortfall had no effect on the Merger because there was no penalty specified in the Merger Agreement and all parties were aware of the violation prior to closing.

The Offering, page 2

Comment No.7.  The total amount of shares of common stock outstanding has been added to the Offering section.  Please see page 3 of the Amendment.

Risk Factors, page 3

Comment No. 8.  The first paragraph of the risk factors section has been amended by deleting the second and third sentences.  Please see page 4 of the Amendment.

Comment No. 9.  The risk factor concerning Weinick Sanders Leventhal & Co., LLP (“WSL”) has been amended to expand the disclosure to state that Telecomm is not currently aware of any basis for a lawsuit against WSL.  Please see page 10 of the Amendment.

Description of Business, page 14

Manufacturing, page 16

Comment No. 10.  Telecomm’s agreement with Minntech Corporation has been added to the exhibit list and has been incorporated by reference to the exhibit filed in Telecomm’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006.  As noted in the exhibit list and in the Form 10-QSB, the copy of the Minntech Agreement filed as an exhibit has been redacted pursuant to Telecomm’s request for confidential treatment.  Please see page II-4 of the Amendment.

Intellectual Property, page 18

Comment No. 11.  Telecomm has included the Intellectual Property Assignment Agreement as an exhibit.  Please see page II-4 of the Amendment.

The Merger, page 20

Comment No. 12.  Telecomm has added additional disclosure to its discussion of the purpose and terms of the Escrow Agreement.  Please see page 22 of the Amendment.

Comment No. 13.  Telecomm has added a description providing that any escrow shares returned to Telecomm would be held as treasury shares and, if such shares were registered, that the Company would file a post effective amendment to deregister such shares.  With respect to MV Nanotech, Telecomm has been advised that MV Nanotech has not filed a claim and does not anticipate that a claim will be filed.  Please see page 23 of the Amendment.

Legal Proceedings, page 21

Comment No. 14.  Telecomm has amended the legal proceedings section to include a description of the issues raised by the EPA concerning EcoTru’s labeling claims.  Please see page 23 of the Amendment.

Comment No. 15.  The Consent Agreement with the EPA has been added to the exhibit list.  It was filed originally filed as an exhibit to Telecomm’s Form 10-QSB for the quarter ended September 30, 2006 and has been incorporated into the Amendment by reference.  Please see page II-4 of the Amendment.

Security Ownership of Certain Beneficial Owners and Management, page 29

Comment No. 16.  Telecomm has amended this section to add Alma and Gabriel Elias as 5% or greater shareholders.  Please see page 30 of the Amendment.  MV Nanotech was not listed as a 5% or greater shareholder since the Warrant held by MV Nanotech contains a restriction on exercise that prevents MV Nanotech from exercising the warrant if after such exercise, MV Nanotech’s percentage ownership of Telecomm’s issued and outstanding common stock would exceed 4.9%.  Accordingly, MV Nanotech was not listed as a 5% or greater shareholder.

Selling Stockholders, page 30

Comment No. 17.  Telecomm has amended this section by disclosing in the footnotes under which transaction each seller acquired the securities.  Please see pages 33 to 45 of the Amendment.

Comment No. 18.  Telecomm has amended the selling shareholder section to include the names of natural persons who share beneficial ownership with the non-public entities listed.  Please see pages 33 to 45 of the Amendment.

Comment No. 19.  Telecomm has amended the footnote to the selling shareholder section relating to J. Lloyd Breedlove to include his affiliation with Telecomm and to reconcile the number of shares shown in the selling shareholder table to those shown in the beneficial ownership table.  Please see page 41 of the Amendment.

Certain Relationships and Related Transactions, page 40

Comment No. 20.  Telecomm has amended this section to disclose that MV Nanotech was a controlling shareholder of Telecomm and of EnviroSystems prior to the merger and to include a discussion of the material terms of the Escrow Agreement relating specifically to MV Nanotech.  Please see page 46 of the Amendment.

Description of Securities, page 41

Comment No. 21.  Telecomm has amended the second paragraph of this section by deleting the reference to information outside of the prospectus.  Please see page 47 of the Amendment.

Plan of Distribution, page 45

Comment No. 22.  Telecomm has amended the selling shareholder table to include in the footnotes the selling shareholders that are broker-dealers or who are affiliates of broker-dealers.  Further, Telecomm has included in the footnotes disclosure that each of the broker-dealers or affiliates of broker-dealers listed in the selling shareholder table received the shares being registered as compensation for placement agent activities in Telecomm’s January 2006 private offering.  Please see pages 33 to 45 of the Amendment.

Telecomm has also amended the selling stockholder section to provide that each of the selling stockholders has represented to Telecomm that it purchased the shares being offered in the ordinary course of business and that at the time of purchase, did not have any agreements, understandings or other plans, directly or indirectly, with any person to distribute those shares.  Please see pages 33 to 45 of the Amendment.

Comment No. 23.  Telecomm is not aware that any of the selling shareholders have open positions in its common stock.  Telecomm is aware of Telephone Interpretation A.65 (July 1997) regarding short sales and has revised the plan of distribution section to provide that the registration statement must have been declared effective by the Securities and Exchange Commission prior to short sales by the selling shareholders.  Please see page 52 of the Amendment.

Where You Can Find More Information, page 46

Comment No. 24.  Telecomm has revised this section by deleting the sentence in the middle of the paragraph that qualifies statements in the prospectus by reference to information outside of the prospectus.  Please see page 54 of the Amendment.

Note Regarding Financial Statements for Year Ended March 31, 2005, page 46.

Comment No. 25.  Telecomm has expended the disclosure to state that WSL did not issue a consent with respect to the inclusion of its audit report, did not reissue its audit report, and did not review the Amendment.  Please see page 53 of the Amendment.

Note 7, page F-33

Comment No. 26.  Telecomm does not believe that there is any known or potential impact of the referenced merger agreement violation.

Note 11, page F-37

Comment No. 27.  Telecomm tested its Trade Secret asset for impairment at March 31, 2006 and September 30, 2006 and found that the fair value of the Trade Secret asset exceeded the carrying amount at that time. Telecomm still has projected cash flows from another product acquired in the merger with ESI that utilizes the Trade Secret that was not affected by the EPA complaint and recall. Additionally international markets for our product affected by the EPA complaint and recall are still available if we choose to develop those areas.

Recent Sales of Unregistered Securities, page II-2

Comment No. 28.  Telecomm has revised this section to include disclosure of the information relied upon relating to the exemptions.  Please see pages II-2 to II-3 of the Amendment.

Comment No. 29.  Telecomm has revised this section to include, where missing, the information required by paragraphs (a) through (d) of Item 701 of Regulation S-B. Please see pages II-2 to II-3 of the Amendment.

Exhibits, page II-3

Comment No. 30.  Telecomm has added the Escrow Agreement to the exhibit table.  Please see page II-4 of the Amendment.

Signatures, page II-7

Comment No. 31.  Telecomm has revised the signature page to identify the principal accounting officer.  Please see the signature pages of the Amendment.

Exhibit 5.1 – Legal Opinion

Comment No. 32.  The last paragraph of Exhibit 5.1, the legal opinion, has been revised.  Please see Exhibit 5.1 of the Amendment.

In connection with the Company’s anticipated request for acceleration of effectiveness of the above noted registration statement, the Company acknowledges the following:

(a)

Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

(b)

The action of the SEC or the staff, acting pursuant to the delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)

The Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any further comments or questions, please do not hesitate to contact our counsel, either Lawrence Nusbaum or Andrew Russell of Gusrae, Kaplan, Bruno & Nusbaum, at 212-269-1400 or you may contact them via e-mail at lnusbaum@gkblaw.com or arussell@gkblaw.com, respectively, if you have further comments or desire any further information.

Very truly yours,

Telecomm Sales Network, Inc.

By: /s/ J. Lloyd Breedlove

J. Lloyd Breedlove

Chairman of the Board of Directors

cc (via Federal Express, w/encl.):

Al Pavot

Brigette Lippman

Lesli Sheppard